
October 6, 2023

William Asiedu
Chief Financial Officer
Xtra-Gold Resources Corp.
Monte Carlo #7
Paradise Island
Nassau, Bahamas

> **Re: Xtra-Gold Resources Corp.**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 333-139037**

Dear William Asiedu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                 Sincerely,

                                                 Division of Corporation Finance
                                                 Office of Energy & Transportation